Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

February 2, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Geoff Kruczek

Re:	Thunder Bridge Capital Partners III, Inc.
Registration Statement on Form S-1
Registration File No. 333-252109

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Thunder Bridge Capital Partners III, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Time, on February 4, 2021 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we intend to distribute approximately 100 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others through February 4, 2021.

We, the undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

By:	Morgan Stanley & Co. LLC

By:	/s/ Ryan Fernandes
	Name:	Ryan Fernandes
	Title:	Executive Director